UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

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Application of Northeast    )   CERTIFICATE PURSUANT TO
Utilities on Form U-1       )   RULE 24 UNDER THE PUBLIC
File No. 70-10051           )   UTILITY HOLDING COMPANY ACT
                            )   of 1935
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          Pursuant to the requirements of Rule 24 under the
Public Utility Holding Company Act of 1935, as amended (the "Act"), Northeast Utilities ("NU") certifies that certain of the transactions, as proposed in the Application/Declaration (the "Application") to the Commission on Form U-1 (File No. 70-10051), as amended, and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-27659, dated March 18, 2003, have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application and of the Commission's order with respect thereto.

     Specifically, on April 28, 2003, NU entered into a treasury lock with a counterparty in the notional amount of $125 million.


Exhibits

       A-1.2   Confirmation of Transaction (filed confidentially)

                              SIGNATURE

          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, Northeast Utilities has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

                              Northeast Utilities


                              By:    /s/ Randy A. Shoop
                              Name:  Randy A. Shoop
                              Title:  Assistant Treasurer - Finance


Dated:  May 1, 2003



                          Exhibit A-1.2
                     (Filed Confidentially)